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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*
Endesa, S.A.
(Name of Issuer)

Ordinary Shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number)
Asesoria Juridica
Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid
Plaza de Celenque No. 2
Madrid, Spain 28013
Telephone: 011-34-91-423-9435
Facsimile: 011-34-91-423-9454
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to:
William S. Anderson
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Telephone: 713-221-1122
Facsimile: 713-437-5370

September 17, 2007
( Date of Event which Requires Filing of this Statement )
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     • The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1

1	NAMES OF REPORTING PERSONS Caja Madrid (Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid)/36-44889411

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		105,076,259

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		105,076,259

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	105,076,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO1

[1]	Caja Madrid is a savings bank (“Caja de Ahorros”) formed under the laws of the Kingdom of Spain.

     This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed by Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid, a corporation organized under the laws of the Kingdom of Spain (“Caja Madrid”), with the Securities and Exchange Commission (the “SEC”) on October 11, 2005, as previously amended by Amendment No. 1 thereto filed with the SEC on February 14, 2007, by Amendment No. 2 thereto filed with the SEC on March 28, 2007, and by Amendment No. 3 thereto filed with the SEC on April 23, 2007 (together, the “Schedule 13D”). This filing relates to the Ordinary Shares, nominal value €1.20 each (the “Ordinary Shares”), and American Depositary Shares, each representing the right to receive one Ordinary Share (“ADSs”), of Endesa, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer” or “Endesa”). The principal executive offices of Endesa are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     Acciona, S.A. (“Acciona”), a Spanish corporation, and Enel Energy Europe S.r.L. (“EEE”), an Italian limited liability company and a wholly owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, has offered to acquire all of the outstanding Ordinary Shares and ADSs of Endesa (the “Offer”).
     Financing Arrangements Relating to the Offer
     In order to finance the Offer, ENEL entered into a Credit Facility Agreement, dated as of April 10, 2007 (the “Credit Agreement”). After syndication, the bank syndicate under the Credit Agreement consisted of approximately 46 international banks, and Caja Madrid’s participation in the facility constitutes less than 5% of the amount available thereunder. A copy of the Credit Agreement has been filed as Exhibit 99.9 hereto and is incorporated herein by reference.
     The purpose of the Credit Agreement is to guarantee the payment obligations of ENEL to holders of Ordinary Shares accepting the Offer and to partially finance the Offer and costs relating thereto, as well as for the repayment of indebtedness of Endesa and for onlending funds to Endesa for such purposes.
     Proposed Modifications of Endesa’s By-Laws
     On August 3, 2007, the Board of Directors of Endesa, pursuant to the requirements of Spanish legislation: (i) issued a report concerning its opinion of the Offer, and (ii) called an extraordinary general meeting of shareholders of Endesa, to be held on September 25, 2007, where certain amendments to Endesa’s by-laws will be submitted for a vote of shareholders. A copy of resolutions proposed by the Board of Directors of Endesa for consideration at the extraordinary general meeting of shareholders and a copy of a report of the Board of Directors of Endesa concerning the proposed amendments have been filed as Exhibits 99.10 and 99.11 hereto, respectively, and are incorporated herein by reference.

     On September 17, 2007, the Board of Directors of Caja Madrid expressed that it is Caja Madrid’s intention to vote at the extraordinary general meeting of shareholders of Endesa, to be held on September 25, 2007, in favor of all of the proposed amendments to Endesa’s by-laws referred to above.
     Decision Regarding the Offer
     On September 17, 2007, the Board of Directors of Caja Madrid announced that it has unanimously adopted a resolution to tender all of the Ordinary Shares owned by Caja Madrid pursuant to the Offer.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended and restated as follows:
     The information concerning the financing arrangements described under Item 4 above is hereby incorporated in this Item 6 by reference.
     In connection with the extraordinary general meeting of shareholders scheduled for September 25, 2007, Endesa has entered into service contracts with certain Spanish financial institutions in their capacity as depositary entities under Iberclear, the Spanish clearing system. In September 2007, Caja Madrid entered into one of these service contracts. These contracts provide that, in return for reasonable and customary compensation, these institutions will disseminate notices and proxy forms concerning such meeting to holders of Ordinary Shares, contact holders of Ordinary Shares concerning the return of proxy forms and provide Endesa with reports concerning the receipt of completed proxy forms by such institutions.
     Except as described above, Caja Madrid does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Endesa, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended to add the following supplemental information:

99.9	€35,000,000,000 Credit Facility Agreement among ENEL S.p.A., Enel Finance International S.A., Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A. and UBS Limited dated April 10, 2007 — Incorporated by reference to Exhibit 99.31 to Amendment No. 9 to the Schedule 13D filed by ENEL S.p.A. and Enel Energy Europe S.r.L. with the Securities and Exchange Commission on April 13, 2007.

99.10	Resolutions proposed by the Board of Directors of Endesa, S.A. in relation to the Special General Shareholders’ Meeting convened for September 25, 2007 (at first call) — Incorporated by reference to Exhibit (a)(2)(xxx) to Item 9 of the Schedule 14D-9/A filed by Endesa, S.A. with the Securities and Exchange Commission on August 7, 2007.

99.11	Report by the Board of Directors of Endesa, S.A. in relation to the proposed amendments to the corporate bylaws included in items one, two, three, four and five of the agenda for the Special General Shareholders’ Meeting convened for September 25, 2007 (at first call) — Incorporated by reference to Exhibit (a)(2)(xxxi) to Item 9 of the Schedule 14D-9/A filed by Endesa, S.A. with the Securities and Exchange Commission on August 7, 2007.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: September 17, 2007

MADRID SAVINGS BANK (CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID, CAJA MADRID)

/s/ Borja Murube By: Borja Murube Its: Director

/s/ Jesus Miramon By: Jesus Miramon Its: Sub-Director, Corporate Clients